[AXA LOGO]
                              FINANCIAL PROTECTION

                                 PRESS RELEASE

                                                                    July 8, 2004

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                AXA ANNOUNCES THE CLOSING OF ITS ACQUISITION OF

                              THE MONY GROUP, INC
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Paris - AXA announces that, following the receipt of all required regulatory approvals and the satisfaction of all conditions to the merger agreement, AXA Financial, Inc., today, completed the acquisition of the MONY Group, Inc. ("MONY"), for a total consideration of $1.48 billion. As a result of the acquisition, MONY is now a wholly-owned subsidiary of AXA Financial.

Christopher "Kip" Condron, President and Chief Executive Officer of AXA Financial, said, "We believe that this merger significantly enhances the scale of AXA Financial and that, together, our industry-leading brands, robust product platforms, multi-channel distribution networks, strong client bases, and highly dedicated and trained sales and employee workforces will enable us to greatly expand our presence and influence in the U.S. market for financial advice."

Henri de Castries, AXA Group Chief Executive Officer, commented: "This acquisition fits with our strategy of developing our core business and improving profitability in targeted markets through a combination of internal and external growth."

Under the terms of the merger agreement, which MONY shareholders approved on May 18, 2004, MONY stockholders of record immediately prior to the merger will receive, for each share of MONY common stock they own, $31.00 in cash from AXA Financial and a dividend totaling $0.34755 from MONY.


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REDEMPTION OF ORANS(1)
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As the result of the successful completion of this merger, the bonds redeemable into either shares or cash ("ORANs(1)") issued by AXA in October 2003 to finance the MONY acquisition will be redeemed on July 22, 2004 by the issuance of one new ordinary AXA share for each ORAN, i.e. a total issuance of 110,245,309 new AXA shares.

As described in clause 2.4.5.3. of the prospectus, each ORAN holder will receive in addition, on July 22, 2004, a "Final Interest" amount equal to Euro 0.38 per ORAN, i.e. the equivalent of the dividend paid by AXA on its ordinary shares on May 3, 2004, excluding the "avoir fiscal".

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ABOUT AXA

AXA Group is a worldwide leader in financial protection. AXA's operations are diverse geographically, with major operations in Western Europe, North America and the Asia/Pacific area. AXA had Euro 775 billion in assets under management as of December 31, 2003, and reported total revenues of Euro 72 billion and underlying earnings of Euro 2,035 million for 2003. Total revenues for the first quarter of 2004 were Euro 20 billion. The AXA ordinary share is listed and trades under the symbol AXA on the Paris Stock Exchange. The AXA American Depository Share is also listed on the NYSE under the ticker symbol AXA.

This press release is also available on AXA Group web site: www.axa.com(2)

AXA INVESTOR RELATIONS:                  AXA MEDIA RELATIONS:
----------------------                   -------------------

Matthieu Andre: +33.1.40.75.46.85        Christophe Dufraux: +33.1.40.75.46.74
Caroline Portel: +33.1.40.75.49.84       Clara Rodrigo: +33.1.40.75.47.22
Marie-Flore Bachelier: +33.1.40.75.49.45 Rebecca Le Rouzic: +33.1.40.75.97.35
Kevin Molloy: +1.212.314.28.93           Jeff Tolvin: +1.212.314.28.11


IMPORTANT LEGAL INFORMATION AND CAUTIONARY STATEMENTS CONCERNING FORWARD-LOOKING STATEMENTS

Certain statements contained herein are forward-looking statements including, but not limited to, statements that are predications of or indicate future events, trends, plans or objectives. Undue reliance should not be placed on such statements because, by their nature, they are subject to known and unknown risks and uncertainties, including the risk that the proposed merger may not be consummated. The following factors, among others, could cause actual results to differ materially from those described herein or from past results: the risk that the AXA and MONY businesses will not be integrated successfully, including, among others, the possibilities that following the merger AXA and MONY may not be able to retain current MONY clients, sales professionals and employees or to successfully market current MONY products and services; the costs related to the transaction; other economic, business, competitive and/or regulatory factors affecting AXA's and MONY's businesses generally; and the risk of future catastrophic events including possible future terrorist related incidents.


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1 Obligations Remboursables en Actions ou en Numeraire i.e., bonds redeemable either in shares or in cash. Isin code FR 0010019349
2 Outside of France, website adress is www.axa.com/default1.asp



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Please refer to AXA's Annual Report on Form 20-F for the year ended December 31,
2003 and AXA's Document de Reference for the year ended December 31, 2003, for a description of certain important factors, risks and uncertainties that may affect AXA's business. Please refer to MONY's Annual Report on Form 10-K for the year ended December 31, 2003, for a description of certain important factors, risks and uncertainties that may affect MONY's business. AXA will not undertake any obligation to publicly update or revise any of these forward-looking statements, whether to reflect new information, future events or otherwise.

AXA's shares are traded on the New York Stock Exchange (ticker symbols AXA). AXA and MONY file reports and other information with the SEC. You may read and copy any reports and other information filed by the companies at the SEC's public reference rooms at 450 Fifth St., N.W., Washington, D.C. 20549 or at the SEC's other public reference rooms in New York and Chicago.

















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